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                              August 2, 2022

       Jeffrey Jewell
       Chief Financial and Accounting Officer
       DT Midstream, Inc.
       500 Woodward Ave.
       Suite 2900
       Detroit, MI 48226-1279

                                                        Re: DT Midstream, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-40392

       Dear Mr. Jewell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Business and Properties, page 5

   1. Please expand your disclosure to address the suitability, adequacy, productive capacity, and extent of
utilization of your principal physical properties for each period to comply with Instruction 1 to
Item 102 of Regulation S-K.
       Management's Discussion and Analysis
       Results of Operations, page 40

   2. Please expand your discussion and analysis to address changes in revenues with reference to both volumes and
prices to comply with Item 303(b)(2)(iii) of Regulation S-K.

                                                        For example, quantify
the volumes gathered, stored and transported for each period, address the reasons for
material changes in volumes, and provide similar commentary on
 Jeffrey Jewell
DT Midstream, Inc.
August 2, 2022
Page 2
         the effects of material changes in unit prices as may pertain to revenues reported for the
         Pipeline and Gathering segments.
Financial Statements
Note 1 - Separation, Description of the Business, and Basis of Presentation, page 60

3. We note that you report a change in capital structure in which DTE Gas Enterprises, LLC was converted into a Delaware corporation with the issuance of 1,000 common shares to replace the member interests on January 13, 2021, and that an incremental 96,731,466 common shares were issued to the parent or its shareholders, either prior to or in connection with the spin-off on July 1, 2021.

         We see that you have given retrospective treatment to the issuance of these shares in computing and presenting EPS for all periods, consistent with the guidance pertaining to changes in capital structure in FASB ASC 260-10-55-12. However, you have taken a different approach in the Balance Sheets and Statements of Changes in Stockholders
         Equity on pages 57 and 59, which appears to be contrary to the guidance in SAB Topic
         4:C, Rule 3-04 of Regulation S-X, and FASB ASC 250-10-45-21.

         Tell us how you propose to resolve these inconsistencies considering the requirements mentioned above in amendments to your annual and subsequent interim reports, or explain to us why you believe this guidance would not apply to you, if this is your view.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller,
Branch Chief at (202) 551-3686 with any questions.



FirstName LastNameJeffrey Jewell                               Sincerely,
Comapany NameDT Midstream, Inc.
                                                               Division of
Corporation Finance
August 2, 2022 Page 2                                          Office of Energy
& Transportation
FirstName LastName